                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 3)


                              MIDLAND HOLLAND INC.

------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock Without Par Value

------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  595753G-109

------------------------------------------------------------------------------
                                (CUSIP Number)

                               Tom S. Kusumoto
   Suite 613, 375 Water Street, Vancouver, British Columbia, Canada V6B 5C6
                          Telephone: (604) 689-7565

------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)

                              November 22, 1999

------------------------------------------------------------------------------
           (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                                                             Page 2 of 6 Pages


CUSIP NO.   595753G-109

------------------------------------------------------------------------------
1)  Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
    Persons

    Pacific Mercantile Company Limited
------------------------------------------------------------------------------
2)  Check the Appropriate Box if a Member of a Group                  (a) [  ]
                                                                      (b) [  ]

------------------------------------------------------------------------------
3)  SEC Use Only

------------------------------------------------------------------------------
4)  Source of Funds

    WC
------------------------------------------------------------------------------
5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

    [  ]
------------------------------------------------------------------------------
6)  Citizenship or Place of Organization

    Province of Alberta, Canada
------------------------------------------------------------------------------
                            (7)  Sole Voting Power
    Number of
    Shares Bene-                 2,245,219
                            --------------------------------------------------
                            (8)  Share Voting Power
    ficially
    Owned by                     - 0 -
                            --------------------------------------------------
                            (9)  Sole Dispositive Power
    Each Reporting
    Person                       2,245,219
                            --------------------------------------------------
                            (10) Share Dispositive Power
    With
                                 - 0 -
------------------------------------------------------------------------------
11) Aggregate Amount Beneficially Owned by Each Reporting Person

    2,245,219
------------------------------------------------------------------------------
12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [  ]

------------------------------------------------------------------------------
13) Percent of Class Represented by Amount in Row (11)

    49.53%
------------------------------------------------------------------------------
14) Type of Reporting Person

    CO
------------------------------------------------------------------------------

                                                             Page 3 of 6 Pages


ITEM 1.  SECURITY AND ISSUER.

This amendment No. 3 to Schedule 13D ("Amendment No. 3") relates to shares of common stock without par value of Midland Holland Inc. ("Midland"), a corporation organized under the laws of Canada. This Amendment No. 3 amends the Schedule 13D of Pacific Mercantile Company Limited ("Pacific Mercantile") and Cross Creek Finance Group Ltd. dated March 13, 1998 (the "Schedule 13D"), as amended by amendment No. 1 to the Schedule 13D dated August 18, 1998 and by amendment No. 2 to the Schedule 13D dated June 4, 1999 ("Amendment No. 2"). The principal executive office of Midland is located at Suite 613, 375 Water Street, Vancouver, British Columbia, Canada, V6B 5C6. This Amendment No. 3 is being filed by Pacific Mercantile to report a change in the number of common shares held by Pacific Mercantile since the date of Amendment No. 2.

ITEM 2.  IDENTITY AND BACKGROUND.

This statement is filed on behalf of Pacific Mercantile, a company organized under the laws of the Province of Alberta, Canada. The principal executive offices of Pacific Mercantile are located at Suite 613, 375 Water Street, Vancouver, British Columbia, Canada, V6B 5C6. Pacific Mercantile engages in financing, merchant banking and investing activities.

The following table lists the name, citizenship, principal business address and principal occupation of the executive officers and directors of Pacific Mercantile.


  NAME               RESIDENCE OR                             PRINCIPAL
                   BUSINESS ADDRESS                          OCCUPATION                              CITIZENSHIP
----------------------------------------------------------------------------------------------------------------
Tom S.       Suite 613, 375 Water Street,    Managing Director and President of Pacific              Canadian
Kusumoto     Vancouver, British Columbia,    Mercantile; Director and President of Midland;
             Canada   V6B 5C6                Securities Analyst of Mercury Partners
                                             & Company Ltd.
----------------------------------------------------------------------------------------------------------------
Tian R.      Suite 613, 375 Water Street,    Director, Vice-President and Secretary of Pacific       Canadian
Kusumoto     Vancouver, British Columbia,    Mercantile; Director and Secretary of Midland;
             Canada   V6B 5C6                President of TRK Investment Corporation; Director,
                                             President and Secretary of Guardian Bancorp Ltd.
----------------------------------------------------------------------------------------------------------------
Lance Eng    Suite 613, 375 Water Street,    Director of Pacific Mercantile; Corporate Finance       Canadian
             Vancouver, British Columbia,    Senior Consultant of Arthur Anderson (Singapore);
             Canada   V6B 5C6                Investment Banker of Development Bank of
                                             Singapore.
----------------------------------------------------------------------------------------------------------------

During the last five years, neither Pacific Mercantile nor, to the knowledge of Pacific Mercantile, any of its officers or directors, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have they been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                                             Page 4 of 6 Pages


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Pacific Mercantile used its working capital to purchase common shares of Midland on the market, pursuant to a rights offering of Midland and pursuant to a standby agreement relating to the rights offering between Midland and Pacific Mercantile.

ITEM 4.  PURPOSE OF TRANSACTION.

Pacific Mercantile acquired common shares of Midland for investment purposes.

Other than as described above, neither Pacific Mercantile nor, to the knowledge of Pacific Mercantile, any of its directors or executive officers, has any plans or proposals which relate to or may result in any of the matters listed in Items 4(a)-(j) of Schedule 13D under the Exchange Act. Pacific Mercantile reserves the right to acquire additional securities of Midland, to dispose of such securities at any time or to formulate other purposes, plans or proposals regarding Midland or any of its securities, to the extent deemed advisable in light of its general investment and trading policies, market conditions or other factors.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Pacific Mercantile is the owner and has the sole power to direct the vote and disposition of 2,245,219 common shares of Midland, representing approximately 49.53% of the outstanding common shares of Midland.

Pacific Mercantile has made the following acquisitions and dispositions of common shares of Midland since the filing of Amendment No. 2:

                    Number of Shares                              Aggregate
Date               Acquired (Disposed)   Price per Share   Purchase/Sale Price
----               -------------------   ---------------   -------------------
November 1, 1999              756             $0.15                  $163.40
November 22, 1999         244,463             $0.15               $36,669.45
November 22, 1999       1,755,537             $0.15              $263,330.55

The purchase of the 756 common shares on November 1, 1999 was through market transactions on the NASD OTC Bulletin Board in the United States. The purchase of the 244,463 common shares on November 22, 1999 was pursuant to a rights offering of Midland and the purchase of the 1,755,537 common shares on November 22, 1999 was pursuant to a standby agreement which was entered into between Midland and Pacific Mercantile with relation to the rights offering.

                                                             Page 5 of 6 Pages


As of the date of this Amendment No. 3, there exist no agreements or understandings between Pacific Mercantile on the one hand and any other persons or entities on the other hand that would cause Pacific Mercantile and such persons or entities to be a "group" within the meaning of section 13(d)(3) of the Exchange Act.

To the knowledge of Pacific Mercantile, none of its directors or executive officers have any power to vote or dispose of any common shares of Midland, nor did Pacific Mercantile effect any transactions in such shares during the past 60 days, except as disclosed herein.

To the knowledge of Pacific Mercantile, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common shares of Midland acquired by Pacific Mercantile.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

In connection with the rights offering of Midland, Pacific Mercantile entered into a standby agreement with Midland dated October 8, 1999 pursuant to which Pacific Mercantile agreed to subscribe for up to 2,000,000 common shares of Midland not otherwise subscribed for under the rights offering.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit
Number                    Description
-------                   -----------

   1 Standby Agreement between Midland Holland Inc. and Pacific Mercantile Company Limited dated October 8, 1999

                                                             Page 6 of 6 Pages


                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                   November 22, 1999
                                           -----------------------------------
                                                         (Date)

                                           PACIFIC MERCANTILE COMPANY LIMITED
                                           By:

                                                  /s/ Tom S. Kusumoto
                                           -----------------------------------
                                                      (Signature)

                                               Tom S. Kusumoto, President
                                           -----------------------------------
                                                    (Name and Title)

                                 EXHIBIT INDEX

Exhibit
Number                    Description
-------                   -----------

   1 Standby Agreement between Midland Holland Inc. and Pacific Mercantile Company Limited dated October 8, 1999